

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2022

Ajit Ramalingam
Senior Vice President, Chief Accounting Officer
Bio-Rad Laboratories, Inc.
1000 Alfred Nobel Drive
Hercules, CA 94547

> **Re: Bio-Rad Laboratories, Inc.**
> **Form 10-K for the year ended December 31, 2021**
> **Response Dated May 11, 2022**
> **File No. 001-07928**

Dear Mr. Ramalingam:

We have reviewed your May 11, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2022 letter.

Form 10-K for the year ended December 31, 2021

Risk Factors
Changes in the market value of our position in Sartorius AG...., page 13

1. We note your disclosure regarding your position in Sartorius AG. If you are currently relying on the exclusion provided by Section 3(b)(1) of the Investment Company Act of 1940 (the "1940 Act"), please enhance this risk disclosure by: (1) stating that the Company is relying on Section 3(b)(1); (2) summarizing the Company's 3(b)(1) analysis (i.e., explaining why the Company believes that it may properly rely on the exclusion); and (3) noting that if the Commission or its staff were to determine that the Company may not rely on 3(b)(1), the Company would be an unregistered investment company required to register under the 1940 Act. Please also summarize the consequences of such a circumstance, including the practical effects of 1940 Act registration on the Company's

business.

<u>Consolidated Financial Statements, page 38</u>

2. Please note that your response to prior comment 1 is still under consideration and we may have additional comments.

   You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences